China Discovery Acquisition Corp. to acquire HeNan Smart Food Company

Highlights

•	HeNan Smart Food Company is a leading instant noodle producer in China, the largest instant noodle market in the world(1)

o	Ranked among the top 5 instant noodle producers in China based on market share(2)

o	Focused on second tier cities and counties which represent 70% of the market for instant noodles in China(3)

o	Extensive distribution network in China consisting of approximately 1,000 distributors in 22 provinces

•	Financial results

o	Unaudited revenue increased 29% to $175.8 million for the twelve months ending December 31, 2008

o	Unaudited net income increased 91% to $22.7 million for the twelve months ending December 31, 2008

•	China Discovery Acquisition Corp. will issue 14.7 million shares and cash consideration of $3.0 million in exchange for 100.0% of HeNan Smart Food Company

Beijing, China – April 14, 2009 – China Discovery Acquisition Corp. (OTCBB: CADQE, CADWE, CADUE) (“China Discovery”) and privately-held HeNan Smart Food Company (“Si Mei Te”) today announced that they have entered into a definitive share exchange agreement whereby China Discovery will issue 14.7 million shares and cash consideration of $3.0 million in exchange for 100.0% of Si Mei Te, subject to China Discovery shareholder approval.

Si Mei Te is a leading instant noodle producer in China, the largest instant noodle market in the world.  Si Mei Te produces and sells its products under several well-known brands and is ranked among the top 5 instant noodle producers in China based on market share.

The Transaction

Under the terms of the transaction, China Discovery will acquire 100.0% of Si Mei Te in exchange for 14.7 million newly issued shares of China Discovery and cash consideration of $3.0 million (representing total transaction consideration of approximately $87.4 million based upon the closing price for a China Discovery ordinary share of $5.74 on April 13, 2009).  After the closing, China Discovery will have approximately 21.8 million basic shares outstanding and 24.4 million fully diluted shares outstanding(4).  Si Mei Te current shareholders will own approximately 67.4% of the basic shares outstanding and 60.3% of the fully diluted shares outstanding in the pro-forma company.

(1) Source: The People’s Republic of China State Statistical Bureau; 2008
(2) Source:  China Merchant Security; August 2008.
(3) Source:  China Merchant Security H.K.; August 2008.
(4) Based on the treasury stock method and the closing price of China Discovery shares of $5.74 on April 13, 2009.

In addition, pursuant to an earn-out provision in the share exchange agreement, China Discovery has agreed to issue to Si Mei Te’s shareholders up to 6.8 million additional shares if the following net income targets are achieved (calculated on a U.S. GAAP basis).

•	Net income for the fiscal year ending December 31, 2009 of at least $30.0 million, the Si Mei Te’s shareholders will be issued an additional 1.8 million shares.

•	Net income for the fiscal year ending December 31, 2010 of at least $40.0 million, Si Mei Te’s shareholders will be issued an additional 2.5 million shares.

•	Net income for the fiscal year ending December 31, 2011 of at least $52.0 million, Si Mei Te’s shareholders will be issued an additional 2.5 million shares.

Si Mei Te’s shareholders will also be eligible to receive a cash payment of $5.0 million in the event that 75% or more of China Discovery’s publicly traded warrants are exercised prior to their expiration on June 17, 2011.

The transaction is subject to approval by the holders of China Discovery’s ordinary shares and other customary closing conditions.  Upon the closing of the transaction, which is anticipated to occur by the end of the second quarter of 2009, China Discovery will change its name to Si Mei Te Corporation.

The senior management of Si Mei Te is expected to remain unchanged following the transaction.  Under the definitive agreements Si Mei Te’s current shareholders have the right to designate 4 of 7 Board members, China Discovery’s management has the right to designate 2 of 7 Board members, and Si Mei Te’s current shareholders and the China Discovery’s management will have the right to collectively designate the 1 remaining Board member.  A majority of the Board is expected to be composed of independent non-executive members.

Youli Wang, Chairman and Founder of Si Mei Te stated, “We are very excited about the transaction with China Discovery.  We see many benefits from this combination. This transaction will allow us to augment our management team with broader international and industry experience.  Moreover, with more flexible access to U.S. capital markets, we expect to rapidly strengthen our competitive position.”

Beatrice Hom, Chief Operating Officer for China Discovery stated, “Among our investment criteria was finding a company with a great management team.  The management team of Si Mei Te impressed us with their organizational skills, their understanding of the marketplace and their competitiveness.  The company is very well positioned to grow.  We are very fortunate to have the opportunity to work with Si Mei Te team.”

Business Overview

Si Mei Te produces and sells its products under several well-known brands and is ranked among the top 5 instant noodle producers in China based on market share of 5.2% in 2007, according to China Merchant Security.  Si Mei Te sold 1.7 billion packages of noodle products in 2008 through its extensive distribution network consisting of approximately 1000 distributors in 22 provinces.  The Company focuses its sales and marketing on secondary cities and counties, which account for approximately 70% of the noodle market in China.  Si Mei Te currently has 2 production facilities consisting of 21 processing lines with a production capacity of 2.3 billion packages of noodles.  Si Mei Te plans to acquire two additional production facilities after the completion of this transaction.

Si Mei Te markets its noodle products under 7 distinct brands with varying tastes and formulas tailored to different demographic groups. The brands include:

• Si Yuan (思圆)	• Gou Wei (够味)	• Shi Shang ( 食尚)
• Si Mei Te (斯美特)	• Zi Ran Yi Pai ( 自然一派)
• Super Si Mei Te ( 超级司每特)	• Crispy Noodle (香脆面)

China is the world’s largest instant noodle market, representing approximately 50% of the world’s consumption.  Currently the market consists of many small instant noodle producers lacking significant scale and a well-recognized brand.  Si Mei Te believes that there exists significant consolidation opportunities within the industry and plans to expand its production capacity and distribution capabilities through selective acquisitions.  Additionally, Si Mei Te plans to expand its scale by building additional production and sales capacities and expanding into new food products.

About China Discovery Acquisition Corp.

China Discovery Acquisition Corp., a Cayman Islands corporation, is a special purpose acquisition company formed for the purpose of acquiring an operating business having its principal operations located in the People’s Republic of China.  China Discovery consummated its initial public offering on June 18, 2007 and generated aggregate gross proceeds of $34.5 million.

Forward Looking Statements

This press release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 about China Discovery Acquisition Corporation, Si Mei Te and their combined business after completion of the proposed transaction.  Forward-looking statements are statements that are not historical facts.  Such forward-looking statements, based upon the current beliefs and expectations of China Discovery’s and Si Mei Te’s management, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements.  The following factors, among others, could cause actual results to meaningfully differ from those set forth in the forward-looking statements:

•	Continued compliance with government regulations;

•	Changing legislation or regulatory environments;

•	Requirements or changes affecting the businesses in which Si Mei Te is engaged;

•	Industry trends, including factors affecting supply and demand;

•	Labor and personnel relations;

•	Credit risks affecting Si Mei Te's revenue and profitability;;

•	Si Mei Te’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel;

•	Changing interpretations of generally accepted accounting principles;

•	General economic conditions; and

•	Other relevant risks detailed in China Discovery’s filings with the Securities and Exchange Commission.

The information set forth herein should be read in light of such risks.  Neither China Discovery, nor Si Mei Te assumes any obligation to update the information contained in this press release.

Additional Information and Where to Find It

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities of the China Discovery, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

In connection with the proposed transaction and required shareholder approval, China Discovery will submit to the Securities and Exchange Commission a copy of its proxy statement under cover of a Form 6-K, which proxy statement will be mailed to its shareholders.  China Discovery shareholders and other interested persons are urged to read the proxy statement and other relevant materials when they become available since they will contain important information about China Discovery, Si Mei Te and the proposed transaction.  Such persons can also read China Discovery’s proxy statement for a description of the security holdings of the China Discovery’s officers and directors and their respective interests in the successful consummation of the proposed transaction.  The proxy statement will be mailed to shareholders as of a record date to be established for voting on the proposed transaction.  China Discovery shareholders may obtain a free copy of such filings at the Securities and Exchange Commission’s internet site (http://www.sec.gov).  Copies of such filings can also be obtained, without charge, by directing a request to China Discovery (Winland International Finance Center, Suite 1108 No. 7 Finance St. Xicheng District, Beijing China).  Such documents are not currently available.

Participants in Solicitation

China Discovery and its directors and executive officers and Si Mei Te and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of China Discovery’s shares in respect of the proposed transaction.  Information about the directors and executive officers is set forth in the proxy statement, which will be filed with the Securities and Exchange Commission under cover of a Form 6-K.

Contact:
Beatrice Hom; Chief Operating Officer
China Discovery Acquisition Corp.
(650) 521-6800
bhom@cdaccorp.com

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